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                                                                  EXHIBIT 99.5


[LOGO OF STERLING SOFTWARE APPEARS HERE]
                                                                    NEWS RELEASE
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                         STERLING SOFTWARE TO ACQUIRE

                          INTERLINK COMPUTER SCIENCES

     DALLAS, TX and FREMONT, CA, March 24, 1999 - Sterling Software, Inc. (SSW-
NYSE), one of the 20 largest independent software companies in the world, today announced that it had entered into a definitive agreement to acquire Interlink Computer Sciences, Inc. (INLK-NASDAQ), a leading supplier of high-performance solutions for enterprise systems networking, headquartered in Fremont, California. The transaction is valued at approximately $64 million (net of exercise proceeds from outstanding options and warrants) and will be structured as a $7.00 per share first-step cash tender offer, followed by a second-step merger at the same price per share. The companies anticipate closing the acquisition in late April or early May 1999 and at that time combining Interlink's business with Sterling Software's worldwide network management business.

     Interlink's software solutions allow enterprise servers to inter-operate with TCP/IP networks and enable customers to provide secure, managed access to their enterprise applications and data over public and private connections. These offerings are in direct support of growing customer requirements to allow internal and external access to their enterprise servers, where most enterprise-scale applications continue to reside, for e-commerce and other network-centric business strategies.

     "This acquisition brings us tremendous opportunities to strengthen our strategic position in the marketplace and capitalize on the explosive growth of the Internet as a cost-effective, open network for enterprise computing," said Sterling L. Williams, president and chief executive officer of Sterling Software. "With the addition of Interlink's network management technology, we will be able to extend our lead in OS/390 TCP/IP management and enhance our ability to manage specific applications running on TCP/IP networks. This acquisition also gives us a significant customer base and an excellent opportunity to leverage our SOLVE family of network management products."
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     Mr. Williams noted that, when completed, this will be Sterling Software's
33rd acquisition     and the second systems management acquisition announced
in less than three weeks. Earlier this month, the company announced it was acquiring the storage management software business of Spectra Logic Corporation. He added the acquisition of Interlink would be accretive to earnings per share.

     A.J. Berkeley, president and chief executive officer of Interlink, said:
"Interlink's software solutions are a perfect fit with Sterling Software's network management products. Sterling Software will be able to broaden its TCP/IP network management solutions, and Interlink's products will now reach the very large corporations that need the performance and reliability that our products provide. With our common heritage and focus, I think this union will produce one of the best network management teams in the world. I am excited for our customers and employees."

     Under the merger agreement, Sterling Software will commence a first-step tender offer to purchase all outstanding shares of Interlink for $7.00 per share in cash. Following completion of the tender offer, Interlink would be merged with a wholly-owned subsidiary of Sterling Software and the remaining Interlink shares would be converted into the right to receive $7.00 per share. The tender offer and merger were unanimously approved by Interlink's Board of Directors. The tender offer is scheduled to commence on or prior to March 30, 1999.

     In connection with the merger agreement, Sterling Software has entered into Stockholder Agreements with certain major stockholders of Interlink owning an aggregate of approximately 19.7% of Interlink's shares, calculated on a fully-diluted basis, under which such stockholders have, among other things, granted Sterling Software an option to purchase their shares at a price of $7.00 per share.

     The tender offer will be conditioned, among other things, on the valid tender of Interlink shares which, together with shares subject to the Stockholder Agreements or owned by Sterling Software, represent a majority of Interlink's outstanding shares on a fully diluted basis, and the expiration or termination of the Hart-Scott-Rodino Act's waiting period.

     Interlink Computer Sciences, Inc. is an international supplier of solutions that enable its customers to securely manage and control their business environments over intranets and public
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networks. The company's products and services focus on TCP/IP-centric operations in the data center that enable customers to securely use their IBM and IBM-compatible OS/390 mainframes as "enterprise servers" in distributed, heterogeneous client/server network environments. For the fiscal year ended June 30, 1998, Interlink reported revenues of $29 million. For more information, you can visit the company's Web site at www.interlink.com.

     Sterling Software is a leading provider of software and services for the application development, information management, systems management and federal systems markets. The company is ranked among Business Week's 1998 "Info Tech 100" as one of the world's best performing information technology companies. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,600 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

     This news release contains certain forward-looking statements that reflect the current views and expectations of Sterling Software and Interlink with respect to future events. Such statements are subject to a number of risks, uncertainties and assumptions, including those mentioned in the two companies' periodic reports filed with the Securities and Exchange Commission. Actual results may vary significantly.

CONTACTS:


Julie Kupp                  A.J. Berkeley               Cindy Foor
VP, Investor Relations      President & CEO             Director, Corporate
                                                          Communications
Sterling Software, Inc.     Interlink Computer
                              Sciences, Inc.            Sterling Software, Inc.
(214) 981-1000              (510) 657-9800              (214) 981-1000
julie.kupp@sterling.com     aberkeley@interlink.com     cindy.foor@sterling.com